VIA EDGAR

December 1, 2017

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	CRISPR Therapeutics AG

Acceleration Request for Registration Statement on Form S-3

File No. 333-221491

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), CRISPR Therapeutics AG (the “Company”) hereby requests that the effective date of the above-referenced registration statement (the “Registration Statement”) be accelerated to December 4, 2017, at 4:01 pm Eastern Time, or as soon thereafter as practicable, unless we or our outside counsel, Goodwin Procter LLP, request by telephone that such Registration Statement be declared effective at some other time. In making this acceleration request, the Company acknowledges that it is aware of its responsibilities under the Act.

If you have any questions regarding this request, please contact Robert Puopolo of Goodwin Procter LLP at (617) 570-1393.

Sincerely,

CRISPR THERAPEUTICS AG

/s/ Michael Tomsicek
Name: Michael Tomsicek
Title: Chief Financial Officer

cc: Robert Puopolo, Goodwin Procter LLP
Seo Salimi, Goodwin Procter LLP